UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

--------------------------------------------------------------------------------
In the matter of

Central and South West Corporation                             REPORT FOR PERIOD
CSW International, Inc.                                       January 1, 2000 to
CSW Energy, Inc.                                                  March 31, 2000
Dallas, Texas  75266


File No.  070-8423                                           PURSUANT TO RULE 24
File No.  070-8809

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation ("CSW") CSW International, Inc. ("CSWI"), and CSW Energy, Inc. ("Energy"). CSWI and Energy are wholly owned subsidiaries of CSW.

Under HCAR 35-26767, CSWI is authorized to participate in foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs") and to provide consulting services with respect to the same.

Under HCAR 35-26653, CSW is authorized to invest the proceeds from the issuance and sale of common stock and debt in EWGs and FUCOs, and to guarantee the obligations of such entities, as defined.

Attached  is the  information  required  pursuant  to  HCAR  35-26767  and  HCAR
35-26653.

(1) Information on each investment made by CSWI, directly or indirectly, since the previous quarter, in any special purpose subsidiary ("Project Parent"), indicating the amount and type of such investment and identifying the facility with respect to which such Project Parent was organized. See Exhibit A.

(2) Information about the amount, type, and terms of securities (including interest rate, maturity, and the basis for inflation adjustment in the case of non-recourse indebtedness denominated in any currency other than U.S. dollars) issued by any Project Parent to a third person. See Exhibit B.

(3)     A balance sheet as of the relevant report date. See Exhibit C.

(4)     An income statement for the quarter ended as of the relevant report
        date.    See Exhibit D.

(5) Information on intercompany service transactions with CSW International and its subsidiaries, including (a) the name of each associate company providing services, (b) a listing of services provided, (c) the total dollar amount of services provided, broken down by associate company, and (d) the aggregate outstanding amount, as of the relevant quarterly reporting date, of all guarantees issued by or for the account of CSW, CSWI, Energy, or any Project Parent pursuant to HCAR 35-26767. See Exhibit E.

(6) A computation in accordance with rule 53(a) (as modified by the Commission's order) of CSW's aggregate investment in EWGs and FUCOs (collectively "Exempt Entities"). See Exhibit F.

(7) A statement of such aggregate investment as a percentage of the following as of the end of such quarter:

               Total capitalization                10%
               Net Utility Plant                   11%
               Total Consolidated Assets            7%
               Market Value of Common Equity       27%

(8) Consolidated capitalization ratios as of the end of such quarter, with consolidated debt, to include all short-term debt and non-recourse debt of Exempt Entities to the extent normally consolidated under applicable financial reporting rules. See Exhibit G.

(9) The market-to-book ratio of CSW's common stock at the end of such quarter.

               101%

(10) An analysis of the growth in consolidated retained earnings which segregates total earnings growth attributable to Exempt Entities from that attributable to other subsidiaries of CSW. See Exhibit H.

(11) A statement of revenues and net income of each Exempt Entity for the twelve months ended as of the relevant report date:

        -       CSW International Two, Inc. -  Exhibit I;
        -       Newgulf Power Venture, Inc. -  Exhibit I-1;
        -       Energia Internacional de CSW, S.A. de C.V. - Exhibit J;
        -       CSW Vale LLC  - Exhibit K;
        -       Chile Energy Holdings L.L.C. - Exhibit L
        -       Inversiones Sol Energia Chile Ltda. - Exhibit L-1,
        -       Frontera Generation Limited Partnership - Exhibit M.

                                S I G N A T U R E
                               ------------------


        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 17th day of May, 2000.

                                                         CSW International, Inc.
                                                                CSW Energy, Inc.


                                                         /s/   Sandra S. Bennett
                                                               Sandra S. Bennett
                                                                      Controller